

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 15, 2021

Serena Shie
Chief Financial Officer
Model Performance Mini Corp.
Cheung Kong Center
58th Floor, Unit 5801
2 Queens Road Central
Central
Hong Kong

> **Re: Model Performance Mini Corp.**
> **Draft Registration Statement on Form S-4**
> **Submitted August 17, 2021**
> **CIK: 0001874074**

Dear Mr. Shie:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

Cover Page

1. Please disclose prominently on the prospectus cover page that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to replicate foreign investment in Chinese-based companies where Chinese law prohibits direct foreign investment in the operating

companies, and disclose that investors may never directly hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or value of your common stock, warrants, and rights, including that it could cause the value of such securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.

2. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company's ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

Are there any arrangements to help ensure that MPAC will have sufficient funds, together with the proceeds in its Trust Account..., page 6

4. Please highlight material differences in the terms and price of securities issued at the time of the IPO as compared to private placements contemplated at the time of the business combination. Disclose if the SPAC's sponsors, directors, officers or their affiliates will participate in the private placement.

Do any of MPAC's directors or officers have interests that may conflict with my interests with respect to the Business Combination?, page 7

5. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

Summary of the Proxy Statement, page 14

6. Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails and provide early in the summary a diagram of the company's corporate structure, including who the equity ownership interests are of each entity. Describe all contracts and arrangements through which you purport to obtain economic rights and exercise control that results in consolidation of the VIE's operations and financial results into your financial statements. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements.   Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to uncertainties under Chinese law and jurisdictional limits.

7. Disclose each permission that you, your subsidiaries or your VIEs are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the VIE's operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

8. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and consolidated VIEs, and direction of transfer. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries and/or consolidated VIEs, to the parent company and U.S. investors as well as the ability to settle amounts owed under the VIE agreements.

9. We note that the consolidated VIEs constitute a material part of your consolidated financial statements. Please provide in tabular form condensed consolidating schedule - depicting the financial position, cash flows and results of operations for the parent, the consolidated variable interest entities, and any eliminating adjustments separately - as of the same dates and for the same periods for which audited consolidated financial statements are required. Highlight the financial statement information related to the

variable interest entity and parent, so an investor may evaluate the nature of assets held by, and the operations of, entities apart from the variable interest entity, which includes the cash held and transferred among entities.

10. Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

The Parties to the Business Combination, page 14

11. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Business Cooperation Agreement, page 19

12. Please revise to disclose all the material terms of the Business Cooperation Agreement with Bilibili Inc, and file the agreement as an exhibit, or tell us why it is not required. Refer to Item 601(b)(10) of Regulation S-K.

Interests of Certain Persons in the Business Combination, page 22

13. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

14. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

15. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination

16. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Summary Risk Factors, page 22

17.   In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company's operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Risk Factors, page 28

18.   Revise your risk factors to acknowledge that if the PRC government determines that the contractual arrangements constituting part of your VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, your shares may decline in value or become worthless if you are unable to assert your contractual control rights over the assets of your PRC subsidiaries that conduct all or substantially all of your operations.

19.   Given the Chinese government's significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

20.   In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

21.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement

The Business Combination may be a taxable event for U.S. Holders..., page 71

22.   You disclose that the reincorporation merger should qualify as a "reorganization" within the meaning of Section 368 of the Internal Revenue Code. To the extent you believe that the merger qualifies as a reorganization within Section 368(a)(1)(F) of the Internal Revenue Code, you must obtain a legal opinion supporting such a conclusion. Otherwise, revise your disclosure here and elsewhere to begin with a statement that it is uncertain whether the transaction will qualify as a tax-free reorganization and describe the potential consequences to shareholders, including a summary of the tax consequences if the merger fails to qualify as a 368(a)(1)(F) reorganization.

Redemption Rights, page 75

23.   Revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.

24.   Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

25.   Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks

MPAC's Board's Reasons for the Approval of the Business Combination, page 88

26.   You disclose that you determined the $300 million pre-money valuation of MMV based on meetings with MMV management, MMV's business model, financial projections, and other aspects. Please revise to provide the projections provided to MPAC by MMV management, and to further explain the assumptions, uncertainties and contingencies related to those projections, or tell us why it is not material.

Key Factors Affecting MMV's Results of Operations, page 133

27. We note your disclosure regarding the key factors affecting your results of operations including, MMV's Proprietary Brands and Content Offerings, MMV's User Engagement, MMV's Monetization of Its Contents, and MMV's Operating Efficiency. Please revise to clarify whether management uses any underlying key metrics in evaluating each of those factors. To the extent management utilizes such metrics, provide a discussion of each and quantify them for the periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations of MMV
Overview, page 133

28. We note on page 30 that Please expand the discussion to include the impact of recent PRC regulations that restrict the time per week that users under the age of 18 are permitted to participate in video gaming, including trends of this change on revenues and net loss. Please refer to Regulation S-K Item 303(a)(3) for guidance. Please also expand Risk Factors and disclosure of risks and uncertainties in Note 1 to the financial statements accordingly.

Liquidity and Capital Resources, page 142

29. Please disclose the minimum funding that will be required to remain in business for at least the next 12 months. Also, disclose the minimum period of time you will be able to conduct planned operations using currently available capital resources. Refer to Section IV of SEC Interpretative Release 33-8350 and Item 303(a) of Regulation S-K.

Critical Accounting Policies, Judgments and Estimates
Impairment of long-lived assets, page 148

30. Please complete the paragraph describing your impairment of long-lived assets policy, including disclosure of the methodology used to determine the amount and timing of impairment loss.

Unaudited Pro Forma Condensed Combined Financial Information, page 149

31. Please expand the disclosure in Notes (G) and (AA) on pages 153 and 154, respectively, to clarify that the finder's fee is on the 30 million shares to be issued.

Description of the Business Combination, page 150

32.   We note that assuming no redemptions, 74.7% of the shares of MPAC will be issued to MMV. We further note your disclosure on page 185 that Mr. Yanzhi Wang is the controlling shareholder of MMV. Please tell us whether the Company will be a "controlled company" under NASDAQ rules post business combination. To the extent it will be, please revise your cover page and risk factor disclosure to indicate that you will be a controlled company.

Security Ownership of Certain Beneficial Owners and Management, page 180

33.   Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.

34.   Please revise the footnotes to your table to disclose the natural persons who have or share beneficial ownership of the securities held by each of the entities listed in your table.

Financial Statements - MultiMetaVerse, Inc., page F-34

35.   We note on page 155 that no interim financials for MMV are available as of the filing of the prospectus. We also note on page 18 that the Merger Agreement can be terminated if the unaudited management accounts of MMV as of and for the six month period ended June 30, 2021 have not been delivered by August 13, 2021. Please provide financial information available for the interim period ended June 30, 2021. If the effectiveness of the registration statement is after September 30, 2021, please provide unaudited interim financial statements for the six months ended June 30, 2021.

36.   Please revise your presentation of revenues and cost of revenues on the Statements of Operations to separately disclose the amounts from products and services. Please expand MD&A discussion of revenues and cost of revenues in MD&A accordingly.

Note 2. Summary of Significant Accounting Policies
(k) Revenue recognition, page F-45

37.   We note on page 31 that some application stores and gaming platforms may collect payments from users for certain in-game purchases and that these application stores and gaming platforms may fail to provide payment to you or fail to do so in a timely manner. Also, online vendors and offline distributors often collect and hold payments for merchandise sales on your behalf and may fail to provide payment to you in a timely manner. Please expand your accounting policy to detail how these risks and arrangements impacted your analysis of the timing and uncertainty of revenue and cash flows arising from these contracts. See ASC 606-10-50-1 for guidance.

Note 10. Restricted Net Assets, page F-55

38.   Please explain here and elsewhere, as applicable, why the amount of restricted net assets as of December 31, 2019 and 2020 exceed the total reported asset amounts.

39.   Provide parent only financial statements pursuant to Schedule I, Rule 5-04 and Rule 12-4 of Regulation S-X.

Note 9. Subscription Receivable, page F-55

40.   Please expand the disclosure to explain the reason for the "unrecovered consideration" and any significant terms inherent in the subscription agreement.

Note 12. Concentration and Risks, page F-58

41.   We note that the Impairment Loss of $2.96 million in 2020 was related to a supplier. Please expand the disclosure to explain the relationship of the impairment to the supplier, including the basis for recording intangible assets related to the supplier prior to the impairment (i.e. whether external software was acquired or any other basis for such capitalized costs).

Note 14. Subsequent Events, page F-60

42.   Please update the accounting treatment for the share transfer and Action-in-concert Agreement effective May 28, 2021 in your interim unaudited financial statements as of June 30, 2021, including all disclosures required pursuant to ASC 718.

    You may contact Clair DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jane Tam